

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Joshua Goldstein
General Counsel and Secretary
Masterworks 041, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 041, LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed March 4, 2021**
> **File No. 024-11428**

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Offering Statement filed March 4, 2021

Parts II and III
Use of Certain Terms and Definitions, page 3

1. Please revise the amount agreed to purchase the Painting for $1,500,000 to be consistent with the amount agreed to purchase the Painting for $8,200,000 as disclosed in the Summary on page 4.

General

2. Please add disclosure regarding Masterworks' qualification rights that have been added as Section 8.20 of your LLC Agreement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Robert Shapiro at (202) 551-3273 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.